Exhibit 12.1
McJunkin Red Man Holding Corporation
Ratio of Earnings to Fixed Charges
(in thousands)

	Predecessor				Successor
					Eleven
			One Month		Months
	Year Ended		Ended		Ended
	December 31,		January		December 31,		Year Ended December 31,
	2006		2007		2007		2008		2009(1)	2010(2)

Earnings
Pretax income (loss) from continuing operations	$117.9		$11.2		$82.0		$406.7		$(278.6)	$(75.2)
Fixed Charges	3.2		0.1		62.1		85.2		117.0	140.3

Earnings	$121.1		$11.3		$144.1		$491.9		$(161.6)	$65.0

Fixed charges:
Interest expense (3)	$2.8		$0.1		$61.7		$84.5		$116.5	$139.6
Interest component of rental expense	0.4		—		0.4		0.7		0.5	0.7

Total fixed charges	3.2		0.1		62.1		85.2		117.0	140.3

Ratio of earning to fixed charges (4)	38.2	x	107.7	x	2.3	x	5.8	x	—	—

(1)	Earnings were insufficient to cover fixed charges by $279 million for the year ended December 31, 2009.

(2)	Earnings were insufficient to cover fixed charges by $75 million for the year ended December 31, 2010.

(3)	Interest expense includes original issue discount and amortization charges associated with debt issuance costs.

(4)	Certain ratios may not recompute due to rounding differences.